November 5, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Medbox, Inc.
Registration Statement on Form S-1 Submitted October 3, 2014 File No. 333-199162

Ladies and Gentlemen:

On behalf of Medbox, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of October 3, 2014.

General

1.
We note your response to comment one in our letter dated October 16, 2014. Please note that the private placement of shares must be completed prior to filing the registration statement. This means that the selling security holders must be irrevocably bound to purchase the shares, and that they cannot have the ability to make further investment decisions after filing of the registration statement. Please withdraw your registration statement and renegotiate the necessary provisions of the purchase agreements before filing a new registration statement.

Response:

The Company has filed a registration withdrawal and a new registration statement in accordance with the Staff’s comment.

As discussed in the prior response letter, Section 2.4(b)(iv) and (vi) of the debentures have been amended to remove any discretion on the part of the investors, such that the investors are irrevocably bound to purchase $6,000,000 of debentures, subject only to conditions outside the control of the investors.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

About This Offering, page 7

2.
We note your revised disclosure in response to comment two in our letter dated October 16, 2014. It appears that the total possible profit realizable by the selling shareholders remains unchanged despite the three different amortization conversion rates. Please advise or revise your disclosure accordingly.

Response:

The reason that that total possible profit realizable by the selling shareholders remains unchanged despite the three different amortization conversion rates is that lower amortization conversion rates correspond to lower market prices. As a result, as the amortization conversion rate decreases, the number of shares issuable upon conversion increases, but the total proceeds (as thus total profit) stays the same. For example, at the assumed amortization rate of $6.44 (corresponding to a market price of $9.20), the total number of shares issued will be 931,677 (equal to $6,000,000/$6.44) and total proceeds will be $8,571,429 (equal to 931,667 * $9.20), and at an assumed amortization rate of $4.83(corresponding to a market price of $6.90), the total number of shares issued will be 1,242,236 (equal to $6,000,000/$4.83) and total proceeds will be $8,571,429 (equal to 1,242,236 * $6.90).

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com